UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

GREATER ATLANTIC CAPITAL TRUST I
(Name of Subject Company (Issuer))

MIDATLANTIC BANCORP, INC.
GAF MERGER CORP.
(Name of Filing Person (Offeror))

6.50% Cumulative Convertible Trust Preferred Securities
(Title of Class of Securities)
39160Q205
(CUSIP Number of Class of Securities)

Mr. Gary L. Martin	Copy to:
President MidAtlantic Bancorp, Inc. 11465 Sunset Hills Road, Suite 230 Reston, VA 20190 (703) 230-1285	Christina M. Gattuso, Esq. Kilpatrick Stockton LLP 607 14th Street, N.W., Suite 900 Washington, D.C. 20005 (202) 508-5884
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
6.50% Cumulative Convertible Trust Preferred Securities $681,608 (1)	$38.03

(1)
Estimated for the purposes of calculating the filing fee only.  This amount is based on the purchase of 649,150 shares of 6.50% Cumulative Convertible Trust Preferred Securities at the tender offer price of $1.05 per share.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously paid: $38.03

Form or Registration No.: Schedule TO-T

Filing Party: Mid Atlantic Bancorp, Inc. / GAF Merger Corp.

Date Filed: September 4, 2009

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[   ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[   ] Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 amends and supplements the Third-Party Tender Offer Statement on Schedule TO relating to the offering by Greater Atlantic Financial Corp. (“Greater Atlantic”), MidAtlantic Bancorp, Inc. (“MidAtlantic”) and GAF Merger Corp. (“Merger Sub”) to pay $1.05 per share for the 6.50% Cumulative Convertible Trust Preferred Securities (the “Securities”) of Greater Atlantic Capital Trust I. For additional information, refer to the Offer to Purchase and related letter of transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii). Greater Atlantic has previously filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO relating to the offering of Securities on August 7, 2009, as amended on August 21, 2009, September 4, 2009, September 15, 2009,  October 6, 2009, October 15, 2009, October 27, 2009 and November 9, 2009.

MidAtlantic and Merger Sub entered into a merger agreement on June 15, 2009 with Greater Atlantic to acquire Greater Atlantic Bank.  The obligations of the parties under the merger agreement are subject to satisfaction of various conditions, one of which is that Greater Atlantic conduct a tender offer for all of the Securities and shall have received the irrevocable tender of at least 85% of the outstanding Securities.  Because Greater Atlantic does not have the funds necessary to close the tender offer and because Greater Atlantic Bank is prohibited from paying dividends to Greater Atlantic under the regulatory enforcement orders pursuant to which it is operating, the funds for the purchase of the Securities will be provided at the closing of the tender offer and merger by MidAtlantic, assuming satisfaction of all conditions to the closing of the merger.

This Third-Party Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the letter of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Items 4.   Terms of the Transaction

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following:

On  November 9, 2009, Greater Atlantic, MidAtlantic and Merger Sub issued a joint press release announcing the extension of the Offer to Purchase to 5:00 p.m., Eastern Time, on November 16, 2009.

In the November 9, 2009 press release, Greater Atlantic also announced that it had successfully completed the consent solicitation to obtain the consent of the holders of the Securities to a supplemental indenture to permit the completion of the tender offer.  The consent solicitation expired at 5:00 p.m., Eastern Time, on November 6, 2009.  Greater Atlantic announced that the holders of Securities approved the supplemental indenture by a vote of (i) a majority in aggregate liquidation amount of Securities, and (ii) a majority in aggregate liquidation amount of all outstanding Securities, excluding for this purpose certain Securities owned by Greater Atlantic, any trustee and their affiliates.

In addition, the information in the Offer to Purchase under the heading “The Tender Offer—Certain Information About the Offerors—Incorporation by Reference” is revised by amending and restating the third bullet point under that caption to read as follows:

●
“Greater Atlantic’s Current Reports on Form 8-K dated February 10, 2009 (filed February 17, 2009), May 22, 2009 (filed May 27, 2009), June 15, 2009 (filed June 17, 2009), August 26, 2009 (filed August 28, 2009), August 26, 2009 (filed September 2, 2009), September 22, 2009 (filed September 25, 2009), September 29, 2009 (filed October 5, 2009), and October 30, 2009 (filed November 2, 2009).”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(xi)  Press Release, dated  November 9, 2009.

(d)(6)   Second Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic's Form 8-K filed with the SEC on November 2, 2009).

Item 12. Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase (incorporated by reference to Exhibit (a)(1)(i) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).
(a)(1)(ii)
Form of Letter of Transmittal for Securities (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

(a)(1)(iii)	Form of Notice of Guaranteed Delivery for Securities (incorporated by reference to Exhibit (a)(1)(iii) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).
(a)(1)(iv)
Form of Letter from Information Agent to Brokers (incorporated by reference to Exhibit (a)(1)(iv) to Greater Atlantic’s Schedule TO Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

(a)(1)(v)	Form Letter from Brokers to Clients (incorporated by reference to Exhibit (a)(1)(v) to Greater Atlantic’s Amendment No. 3 to Schedule TO filed with the SEC on September 15, 2009).

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(a)(1)(vi)	Press Release, dated June 17, 2009 (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on June 17, 2009).
(a)(1)(vii)	Press Release, dated August 27, 2009 (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on August 28, 2009).
(a)(1)(viii)	Results of Tender Offer.*
(a)(1)(ix)	Press Release, dated October 14, 2009.**
(a)(1)(x)	Press Release, dated October 26, 2009.***
(a)(1)(xi)	Press Release, dated November 9, 2009.
(b)	Not Applicable.
(c)	Not Applicable.
d(1)
Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to the Company’s Form 8-K filed with the SEC on June 17, 2009).

d(2)	Form of Voting Agreement (incorporated by reference to Exhibit (d)(12) to Greater Atlantic's Schedule TO filed with the SEC on August 7, 2009).
(d)(3)
First Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic’s Form 8-K filed with the SEC on October 5, 2009).

(d)(4)
Consent Solicitation Statement of Greater Atlantic Capital Trust I dated October 5, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Definitive Proxy Statement filed with the SEC on October 5, 2009).

(d)(5)
Additional Consent Solicitation Material for Greater Atlantic Capital Trust I dated October 23, 2009 (incorporated by reference to the Greater Atlantic Capital Trust I Additional Definitive Proxy Material filed with the SEC on October 23, 2009).

(d)6)
Second Amendment to the Agreement and Plan of Merger dated June 15, 2009 by and among MidAtlantic Bancorp, Inc., GAF Merger Corp. and Greater Atlantic Financial Corp. (incorporated by reference to Greater Atlantic's Form 8-K filed with the SEC on November 2, 2009).

(g)	Not Applicable.
(h)	Not Applicable.
*	To be filed supplementally.
**	Previously filed with the Schedule TO on October 15, 2009.
***	Previously filed with the Schedule TO on October 27, 2009.

Item 13. Information Required by Schedule 13E-3

(a)	Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIDATLANTIC BANCORP, INC. GAF MERGER CORP.
	By:	/s/ Gary L. Martin
		Name:	Gary L. Martin
		Title:	President
Date: November 6, 2009

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